Mail Stop 4561

October 7, 2008

VIA U.S. MAIL AND FAX 615-269-8461

Scott W. Holmes
Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, TN 37203

   Re: Healthcare Realty Trust Incorporated
      Form 10-K for Fiscal Year Ended
      December 31, 2007
      Filed February 25, 2008
      File No. 001-11852

Dear Mr. Holmes:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments**.** In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 5

1.   Please tell us how your disclosure complies with question 8 of the Frequently
        Asked Questions Regarding the Use of Non-GAAP Financial Measures, or tell us
        why you believe it was not necessary to explain why you have adjusted net
        income for gains on sales of real estate properties and real estate depreciation and
        amortization.

Financial Statements

Statements of Income, page 28

2.   Please tell us how your current presentation complies with Rule 5-03 of
        Regulation S-X. Specifically, address your presentation of interest expense
        within your operating expenses.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Accounting for Acquisitions of Real Estate Properties with In-Place Leases, page 33

3.   Please tell us how you determined that it is appropriate to consider tenant
        improvement costs avoided in your valuation of your in-place lease intangible
        assets. Within your response, reference the authoritative accounting literature
        management relied upon.

                                    *   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief